Exhibit 99.2

ICLICK INTERACTIVE ASIA GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 29, 2023

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) will be held on December 29, 2023 at 9:00 a.m. (Hong Kong time), or December 28, 2023 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China. No proposal will be submitted for shareholder approval at the AGM.

The board of directors of the Company has fixed the close of business on November 29, 2023 (New York time) as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by the Company’s American Depositary Shares (“ADSs”), on the Record Date are entitled to receive notice of and to attend the AGM or any adjournment or postponement thereof. Beneficial owners of the ADSs are welcome to attend the AGM.

The Company’s 2022 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2022 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jian Tang

Jian Tang
Chairman
Date: November 29, 2023